Exhibit 99.1

Neptune Obtains Health Canada Authorization and is Fast Tracking FDA Registration to Commercialize Plant-Based Hand Sanitizers

Company Expands Growing Portfolio of Natural Household Health and Wellness Products

Neptune Engages with National Research Council of Canada to Address COVID-19 Related Needs

LAVAL, QC, April 2, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today it has received Health Canada authorization to commercialize natural, plant-based hand sanitizer products. The Company has also engaged with the National Research Council of Canada (NRC), Canada's largest federal research and development organization, to support NRC's efforts to facilitate the development, manufacturing and ultimately commercialization of solutions to meet COVID-19 related needs.

Neptune will leverage its product formulation expertise to develop natural, plant-based sanitizers that effectively kills 99.9% of germs and bacteria, made with a specialized blend of essential oils and fruit extract.  The product will be formulated at the Company's production and processing facilities in Sherbrooke, Quebec and Conover, North Carolina, and also with the help of its contract manufacturing partners.

Following its assessment of Neptune's plant-based hand sanitizer products, deeming it as safe and effective in killing bacteria and germs and of high quality, Health Canada issued Neptune a product license and Natural Product Number (NPN), which will appear on the product label to inform customers that the product has been reviewed and approved by Health Canada.

In an effort to supply the North American demand of hand sanitizer products, the Company is also working to fast track FDA registration to produce and market OTC hand sanitizer formulations and products out of its Conover, North Carolina facility.

Neptune is currently sourcing new supply of raw material inputs to ensure ample product supply at launch, which is expected in Summer 2020. Neptune intends to sell its hand sanitizer formulations to consumer-packaged goods (CPG) brands as well as retailers seeking private label owned brands to offer to their customers in the U.S. and Canada. The Company also plans to supply the U.S. and Canadian governments and healthcare systems with sanitizer products through both direct and indirect channels.

"We are very pleased to receive Health Canada authorization to bring our plant-based hand sanitizer to market as we believe consumers will increasingly look for natural sanitizers as their use of these products become more regular in light of COVID-19," said Michael Cammarata, Chief Executive Officer of Neptune.  "Neptune's entrance into the hand sanitizer market reflects our ability to be nimble and quickly meet strong market demand for effective, natural and safe household health and wellness products. Our procurement and sales teams are working in concert with our scientists and engineers to source high quality raw materials in order to ramp up production and bring our products to market as quickly as possible."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 02-APR-20